Exhibit 1

Rio de Janeiro, May 14, 2018

To

PRESIDENT OF THE EXTRAORDINARY GENERAL MEETING.

Re.: Explanation of Vote – Extraordinary General Meeting of Oi S.A. – In Judicial Reorganization, held on May 14, 2018.

Dear Sirs,

MANUEL JEREMIAS LEITE CALDAS, shareholder, electrical engineer, bearer of the identity card (RG) No. 284123, issued by MAERRJ, enrolled under the individual taxpayers’ registry No. 535866207-30, with a business address at Avenida Lucio Costa 6700/1103 – Barra da Tijuca – Rio de Janeiro, shareholder of Oi S.A., comes hereby, represented in proxy by his attorney, to deliver this document and confirm his vote in relation to the deliberation undertaken in the Extraordinary General Meeting of Oi S.A. – In Judicial Reorganization, held on May 14, 2018.

1.       The facts published below and widely publicized in the press demonstrate that the Company has not complied with the high levels of governance and with internal control procedures, failing to comply with the legitimate expectations of its shareholders which, as a result, undermines the credibility of every and all information originating from the Company’s Board of Officers, the adoption of prior measures to hold accountable everyone involved is therefore crucial , otherwise, it is impossible to make any trustworthy, useful and diligent decision about the subjects that are part of the order of the agenda of this Extraordinary General Meeting.

2.       The fragility of the internal and control procedures of the Company were the object of reservations made in a report presented at the “BDO RCS Auditores Independentes S.A.”, presented on April 12, 2018, which denounces the lack of reliability of the information presented by the management, as well as uncertainties of the Company’s financial and operation capacity.

A.      Lack of Trustworthy Financial Information

3.       The Company disclosed a Material Fact on March 28, 2018, in which it informed of several mistakes in the Company’s Financial Statements, as well as flaws in the Company’s mechanism of control and internal processes.

4.       In the abovementioned Material Fact, the Company informs that, in 2017, it created interdisciplinary internal groups to organize the bases of systems and research inquiries, seeking a correct assessment, conciliation and identification of gaps, adjustments and opportunities to improve its mechanisms of control and internal processes.

5.       Despite the best of intentions, the errors found are worrisome and deserve better clarification to the shareholders, as do the measures adopted to hold the management of the Company directly accountable for the acts that were detrimental to the Company.

6.       More clearly, the report of the Company’s external auditors, BDO RCS Auditores Independentes SS (“BDO”, disclosed on April 12, 2018, exposes the fragility and uncertainty of the financial information disclosed by the Company, as a result of the control failures.

7.       To exemplify the gravity of the alleged “errors”, it is worth emphasizing the discovery of inflated asset values, which required the need to lower the values of amounts related to judicial deposits in the Financial Statements for the year ended December 31, 2017, in total amounting to R$6.3 billion. As informed by the BDO, the errors are serious and stem from the “significant internal control deficiency in accordance with the audit norm NBC TA 265 Inform of Deficiencies of Control.”1

8.       This fact has a direct impact on the Company’s future liquidity, once the evolution of the escrow balances published by the Company, this “error” has probably been practiced by the Company for several years without any control, exposing a history of losses borne by the Company vis-a-vis the blatant omission and the deceit of the Company’s officers.

9.       As emphasized by BDO, the deficiencies of the internal control affront the technical norms and put under suspicion the reliability of all data and information. Thus, the management’s background of irregular practices and lack of control deserves to be comprehensively investigated and collected from those who bore responsibility, as required by the law.

B.      Unverified and Unclarified facts to the Company’s shareholders

10.   In addition, it is noteworthy that the information disclosed as a material fact by the Company on March 28, 2018 occurs in a context of several reports of potential illegalities that would have been committed by the current managers of the Company.

1“Based on the result of the audit procedures described above, we identified a non-material adjustment in the balance of the provision regularized by the Company and, therefore, we deem it reasonable to estimate the provision for civil and labor contingencies mentioned in Note No. 20 Provisions, we also believe that the disclosures made in the context of the individual and consolidated Financial Statements collectively taken to be reasonable. Additionally, as a result of the reconciliation procedures resulting from deficiencies in the write-off of escrow deposits that resulted in the adjustments disclosed in Note 2bc, we consider such matters as significant impairment of internal control in accordance with the auditing norm NBC TA 265 Inform of Deficiencies of Control.”

11.    The situation is worrisome and, in addition to the execution of the Judicial Reorganization Plan, it is necessary to implement future control and processing systems based on the background of irregularities and also hold the managers accountable, so that the Company may be in a condition to resume its regular course backed by ethical and transparent principles before the market, the customers and its shareholders.

12.   Therefore, it is the duty of this shareholder to show his perplexity to be acknowledged by the press about the allegations of potential illegal acts that may have been undertaken by the Company’s management.

13.   In this regard, the recent complaint by the Association of Brazilian Minority Shareholders (Associação dos Investidores Minoritários do Brasil – AIDMIN) through a criminal notice to the Prosecutor’s Office is notable, pointing to several facts and potential frauds committed by the current leaders of the Company, such as:

(i)                 potential payments made by the directors and managers of the Company, in the amount of R$51 million, in 2014, in disagreement with the Company’s bylaws;

(ii)               potential omissions undertaken by some officers when assessing the facts and adopting the required acts for holding the Company’s management accountable;

(iii)             potential errors in accounting for such payments, in the Company’s accounting documents, exposing flaws in the internal processes and controls of the Company; and,

(iv)              potential omission by the management in assessing the facts.

14.   Moreover, as disclosed in the press, and the object of AIDMIN’s complaint filed with the Prosecutor’s Office, there are suspicions of a potential receipt of non-declared amounts by the Company’s current management. On a recent report, members of the Company’s management received more than R$ 5 million from FERCOMÉRCIO-RJ, whose ousted president, Orlando Diniz, was arrested on February 23, 2018 on suspicion of misappropriation of money.

15.   Such facts and allegations have not yet been fully explained by the Company’s management, which raises doubts about the regularity of the accounts and Financial Statements submitted for the approval of the Extraordinary General Meeting.

16.   Therefore, it is the duty of this shareholder to repudiate the lack of transparency on the Company’s due course of business, alongside the inability to establish satisfactory corporate governance, which prevents corruption and the erosion of the Company’s financial situation.

C.      CONCLUSION

17.   In view of the foregoing, the shareholder, Mr. MANUEL JEREMIAS LEITE CALDAS shows his disapproval to the Management’s Report and to the Financial Statements for the year ended December 31, 2017, once those are supposedly tainted by substantial errors identified by the Company itself in previous years and, therefore, hinder the regularity of the numbers presented by the current management.

18.   It is worth mentioning that, as already pointed out by external auditors, BDO, the inconsistencies in accounting for judicial deposits jeopardize the analysis of the Company’s current economic and financial situation and are unacceptable for a Company of Oi S.A.’s size, given that these are basic accounting errors under the International Accounting Standards (IAS 36, 38 and 39 and IFRS 13). Each of these irregularities may harm the Company’s financial situation and, as a result, reach the investments made by its shareholders, especially the minority shareholders.

19.   For this reason, the Shareholder understands there are no minimum conditions for the evaluation and approval of the proposal for allocation of net income for the year ended December 31, 2017.

20.   Thus, considering the absence of trustworthy information and the adoption of internal acts, confirms his vote to ABSTAIN on all items of the following agenda: (1) Management Report and Financial Statements for the year ended December 31, 2017; and (2) proposal for allocation of the net income for the fiscal year ended December 31, 2017.

The purpose of this explanation of vote is to make sure that the decision-making is transparent, useful and diligent for the subjects on the agenda of the next Extraordinary General Meeting of the Company.

P.p.

MANUEL JEREMIAS LEITE CALDAS

Shareholder of Oi S.A.